                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13D-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)


                                  Elevon, Inc.
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                                (Name of Issuer)
                    Common Stock, $0.001 Par Value Per Share

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                         (Title of Class of Securities)

                                    286267109
             ------------------------------------------------------
                                 (CUSIP Number)

                                 April 28, 2003
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:


                               / / Rule 13d-1(b)

                               /X/ Rule 13d-1(c)

                               / / Rule 13d-1(d)

                                   Page 1 of 5



      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO. 286267109                                                  Page 2 of 5



1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------

      Lloyd I. Miller, III                              ###-##-####

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                        (b)  / /

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                      5     SOLE VOTING POWER

                            264,008
                      ----------------------------------------------------------
     NUMBER OF        6     SHARED VOTING POWER
      SHARES
   BENEFICIALLY             519,600
     OWNED BY         ----------------------------------------------------------
       EACH           7     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                264,008
       WITH           ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            519,600
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      783,608

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.0%

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12    TYPE OF REPORTING PERSON

      IN-IA-OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5

Item  1(a). Name of Issuer:                                                      Elevon, Inc.

Item 1(b). Address of Issuers's Principal Executive Offices:                     303 Second St., 3 North
                                                                                 San Francisco, CA 94107

Item 2(a). Name of Person Filing:                                                Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence:          4550 Gordon Drive, Naples, Florida 34102

Item 2(c). Citizenship:                                                          U.S.A.

Item 2(d). Title of Class of Securities:                                         Common Stock, $0.001 par value

Item 2(e). CUSIP Number:                                                         286267109

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 519,600 shares of the reported securities as an advisor to the trustee of certain family trusts. The reporting person has sole dispositive and voting power with respect to 264,008 shares of the reported securities as the manager of a limited liability company that is the general partner of certain limited partnerships.

        (a)   783,608

        (b)   5.0%

        (c)   (i) sole voting power:            264,008

              (ii) shared voting power:         519,600

              (iii) sole dispositive power:     264,008

              (iv) shared dispositive power:    519,600


Item  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
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                                                                     Page 4 of 5

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHIC ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable.
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                                                                     Page 5 of 5

Item 10. CERTIFICATION:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: May 7, 2003                        /s/ Lloyd I. Miller III
                                          ------------------------
                                            Lloyd I. Miller III